Exhibit 99.1

AirMedia Announces Divestiture of Two Unprofitable Product Lines

Beijing, China – January 13, 2015 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that it had reached agreements with two media companies to divest its TV-attached digital frames and airport digital TV screens business, two unprofitable product lines, to enhance its profitability.

TV-attached digital frames and airport digital TV screens had been negatively contributing to the Company’s overall results for years. The divestiture is expected to have an immediately positive effect on the Company’s results of operation.

“The divestiture is expected to bring the Company back to profit. Our sales force can concentrate on promoting the remaining product lines which have higher profitability, such as our mega-size LED screens and stand-alone digital frames. It is also helpful for the Company to redeploy capital and management’s focus to support business with higher return. After the divestiture, we expect our current media business to become profitable and provide steady cash flow to support our transformation into a leading in-flight and on-train Wi-Fi operator in China, which we expect to bring remarkable growth to the Company in the long run,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

Details of the Transactions

AirMedia reached an agreement with Beijing Tianyi Culture Development Co., Ltd., a third party unrelated to AirMedia, on January 13, 2015, pursuant to which AirMedia will sell 81% equity interest of Beijing AirMedia Jinsheng Advertising Co., Ltd. (“Jinsheng Advertising”), which is the operating entity of AirMedia’s TV-attached digital frames business. AirMedia had transferred all relevant assets, liabilities and managerial duties to Jinsheng Advertising and will transfer all the concession rights contracts related to TV-attached digital frames to Jinsheng Advertising after obtaining the consents from the airports. Jinsheng Advertsing will operate TV-attached digital frames under entrustment before the completion of the transfer of related concession rights contracts.

On December 12, 2014, Beijing East Jiacheng Culture Media Co., Ltd. (“East Jiacheng”), a third party unrelated to AirMedia, and AirMedia established a joint venture, Beijing AirMedia Jiacheng Advertising Co., Ltd. (“Jiacheng Advertising”), in which East Jiacheng has 70% equity interest with subscribed capital contribution of RMB21.0 million (US$3.4 million). Pursuant to the joint venture arrangement, AirMedia will transfer all relevant assets, liabilities and managerial duties with regard to the airport digital TV screens business to Jiacheng Advertising and will also transfer all the concession rights contracts related to airport digital TV screens after obtaining the consents from the airports. Jiacheng Advertsing will operate airport digital TV screens under entrustment before the completion of the transfer of related concession rights contracts.

Expected Financial Impact

TV-attached digital frames generated US$20.6 million revenues in fiscal year 2013 and US$11.4 million revenues in the first nine months of 2014, accounting for 7.5% and 6.1% of the Company’s total revenues respectively in the corresponding periods. Airport digital TV screens generated US$14.0 million revenues in fiscal year 2013 and US$9.0 million revenues in the first nine months of 2014, accounting for 5.1% and 4.8% of the Company’s total revenues respectively in the corresponding periods. The Company expects to cause some of its clients to reallocate part of their advertising budgets from TV-attached digital frames and airport digital TV screens to AirMedia’s remaining product lines to offset part of the decrease in its revenues. As a result, the decrease in AirMedia’s total revenues in 2015 due to the divestiture of the aforementioned two unprofitable product lines is expected to be less than the simple sum of the percentages of the two product lines. Based on its current estimate, the Company expects the decrease in total revenues in 2015 due to the divestiture of the aforementioned two unprofitable product lines to be less than 10% of its total revenues in 2014.

The Company had loss from operations of US$18.2 million in fiscal year 2013 and US$24.1 million revenues in the first nine months of 2014, including loss from operations of US$9.3 million and US$8.1 million from TV-attached digital frames in the corresponding periods, and loss from operations of US$1.2 million and US$1.5 million from airport digital TV screens in the corresponding periods.

As a result of the aforementioned transaction in connection with its TV-attached digital frames business, the Company will use cost method to report results from TV-attached digital frames in airports in the first quarter of 2015.

As a result of the aforementioned transaction in connection with its airport digital TV screens business, the Company will use equity method to report results from airport digital TV screens in the first quarter of 2015.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 26 major airports and digital TV screens in 26 major airports, including most of the 30 largest airports in China as of the date of this press release. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn